1934 Act Registration No. 1-14700

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2018

Taiwan Semiconductor Manufacturing Company Ltd.

(Translation of Registrant’s Name Into English)

No. 8, Li-Hsin Rd. 6,

Hsinchu Science Park,

Taiwan

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F   ☒            Form 40-F   ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐             No  ☒

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:             .)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.

Date: April 19, 2018	By	/s/ Lora Ho
Lora Ho
Senior Vice President & Chief Financial Officer

TSMC Reports First Quarter EPS of NT$3.46

Hsinchu, Taiwan, R.O.C., April 19, 2018 — TSMC today announced consolidated revenue of NT$248.08 billion, net income of NT$89.79 billion, and diluted earnings per share of NT$3.46 (US$0.59 per ADR unit) for the first quarter ended March 31, 2018.

Year-over-year, first quarter revenue increased 6.1% while net income and diluted EPS both increased 2.5%. Compared to fourth quarter 2017, first quarter results represented a 10.6% decrease in revenue and a 9.6% decrease in net income. All figures were prepared in accordance with TIFRS on a consolidated basis.

In US dollars, first quarter revenue was $8.46 billion, which decreased 8.2% from the previous quarter but increased 12.7% year-over-year.

Gross margin for the quarter was 50.3%, operating margin was 39%, and net profit margin was 36.2%.

In the first quarter, shipments of 10-nanometer accounted for 19% of total wafer revenue; 16/20-nanometer process technology accounted for 22% of total wafer revenue; and advanced technologies, defined as 28-nanometer and more advanced technologies, accounted for 61% of total wafer revenue.

“Our first quarter business was impacted by an unfavorable foreign exchange rate as NT dollar has appreciated by 5.9% against US dollar over first quarter of 2017, as well as mobile product seasonality, while the continuing strong demand for cryptocurrency mining moderated the mobile softness,” said Lora Ho, SVP and Chief Financial Officer of TSMC. “Moving into second quarter 2018, continued weak demand from our mobile sector will negatively impact our business despite strength in cryptocurrency mining. Based on our current business outlook, management expects the overall performance for second quarter 2018 to be as follows”:

•	Revenue is expected to be between US$7.80 billion and US$7.90 billion;

And, based on the exchange rate assumption of 1 US dollar to 29.20 NT dollars,

•	Gross profit margin is expected to be between 47% and 49%;

•	Operating profit margin is expected to be between 35% and 37%.

The management further expects 2018 capital budget to be between US$11.5 billion and US$12 billion.

TSMC’s 2018 first quarter consolidated results:

(Unit: NT$ million, except for EPS)

	1Q18 Amount[a]		1Q17 Amount		YoY Inc. (Dec.) %	4Q17 Amount		QoQ Inc. (Dec.) %
Net sales	248,079		233,914		6.1	277,570		(10.6)
Gross profit	124,858		121,490		2.8	138,748		(10.0)
Income from operations	96,827		95,352		1.5	108,895		(11.1)
Income before tax	99,944		97,822		2.2	111,675		(10.5)
Net income	89,785		87,629		2.5	99,286		(9.6)
EPS (NT$)	3.46	[b]	3.38	[b]	2.5	3.83	[b]	(9.6)

a:	1Q2018 figures have not been approved by Board of Directors
b:	Based on 25,930 million weighted average outstanding shares

About TSMC

TSMC is the world’s largest dedicated semiconductor foundry, providing the industry’s leading process technology and foundry’s largest portfolio of process-proven libraries, IPs, design tools and reference flows. The Company’s owned capacity in 2018 is expected to exceed 12 million (12-inch equivalent) wafers, including capacity from three advanced 12-inch GIGAFAB® facilities, four eight-inch fabs, and one six-inch fab, in Taiwan, as well as TSMC’s wholly owned subsidiaries, WaferTech, TSMC China, and TSMC Nanjing. TSMC is the first foundry to provide 7-nanometer production capabilities. Its corporate headquarters are in Hsinchu, Taiwan. For more information about TSMC please visit http://www.tsmc.com.

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TSMC Spokesperson: Lora Ho Senior VP & CFO Tel: 886-3-505-4602	TSMC Acting Spokesperson: Elizabeth Sun Senior Director Corporate Communications Division Tel: 886-3-568-2085 Mobile: 886-988-937-999 E-Mail: elizabeth_sun@tsmc.com	For Further Information: Michael Kramer Project Manager Tel: 886-3-563-6688 Ext. 7125031 Mobile: 886-988-931-352 E-Mail: pdkramer@tsmc.com	Hui-Chung Su Senior Administrator PR Department Tel: 886-3-563-6688 Ext. 7125033 Mobile: 886-988-930-039 E-Mail: hcsuq@tsmc.com